Exhibit 4.2

DESCRIPTION OF COMMON STOCK

As of December 31, 2019, the common stock of Severn Bancorp, Inc.  (the “Company”) is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following description of our common stock, certain provisions of our articles of incorporation and bylaws and certain provisions of Maryland law is a summary and is qualified in its entirety by reference to our articles of incorporation,  bylaws and the Maryland General Corporation Law, (the “MGCL”). Copies of our articles of incorporation and our bylaws have been filed with the SEC and are filed as exhibits to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission of which this exhibit is a part.

General

We are authorized to issue 20,000,000 shares of common stock, par value $0.01 per share. As of December 31, 2019, we had [•] shares of common stock outstanding. Our articles of incorporation permit our board of directors, without action by the stockholders, to amend the articles of incorporation to increase or decrease the aggregate number of shares of common stock. Our common stock is listed on the Nasdaq Capital Market under the symbol “SVBI.”

Dividends

The Company generally may pay dividends on its common stock if, after giving effect to such distribution, (i) it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business or (ii) its total assets exceed the sum of its liabilities and the amount needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference in the event of dissolution. The holders of common stock of the Company are entitled to receive and share equally in dividends as may be declared by the Company’s board of directors out of funds legally available therefor. If the Company issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends. The payment of dividends by the Company is also subject to limitations that are imposed by federal law, regulation and policy.

The Board of Governors of the  Federal Reserve System has issued a policy statement providing that dividends should be paid only out of current earnings and only if the holding company’s prospective rate of earnings retention is consistent with its capital needs, asset quality and overall financial condition. Federal regulatory guidance also provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the holding company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the holding company’s overall rate or earnings retention is inconsistent with its capital needs and overall financial condition.

Voting Rights

Holders of common stock of the Company have voting rights in the Company. They elect the Company’s board of directors and act on other matters that are required to be presented to them under Maryland law or that are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If the Company issues shares of preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation

In the event of liquidation, dissolution or winding up of the Company, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

No Preemptive Rights

Holders of the common stock of the Company are not entitled to preemptive rights with respect to any shares that may be issued. Our common stock is not subject to redemption.

Certain Anti-Takeover Provisions

Our articles of incorporation and bylaws contain several provisions that may be deemed to have the effect of discouraging or delaying attempts to gain control of us. Such provisions include, among other things, special procedural rules regarding nomination for election to the board of directors or the introduction of new business at meetings of stockholders, restrictions on the ability of stockholders to call a special meeting of stockholders, approval by at least 80% of the outstanding voting stock to amend certain provisions of the articles of incorporation, a staggered board of directors, and no cumulative voting for any purpose. The foregoing provisions could impede a change of control. In particular, classification of the board of directors has the effect of decreasing the number of directors that could be elected in a single year by any person who seeks to elect its designees to a majority of the seats on the board.

Additionally, in certain instances, the issuance of authorized but unissued shares of common stock or preferred stock may have an anti-takeover effect. The authority of the board of directors to issue preferred stock with rights and privileges, including voting rights, as it may deem appropriate, may enable the board to prevent a change of control despite a shift in ownership of our common stock. In addition, the board’s authority to issue additional shares of common stock may help deter or delay a change of control by increasing the number of shares needed to gain control.

The articles of incorporation of the Company provide that its board of directors, when evaluating a transaction involving  an acquisition proposal of the Company (the consolidation or merger of the Company with another company, any share exchange involving the Company’s outstanding capital stock, any liquidation or dissolution of the Company, any transfer of all or a material portion of the assets of the Company, and any tender offer or exchange offer for any of the Company’s outstanding stock), may, in connection with the exercise of its business judgment in determining what is in the best interests of the Company consider the best interests of stockholders, depositors and such other factors as the social, legal and economic effects upon employees, suppliers, customers and the business of the Company and its subsidiaries and on the communities in which the Company and its subsidiaries operate or are located.

Maryland law restricts mergers, consolidations, sales of assets and other business combinations between the Company and an “interested stockholder.”